Press Release January 27, 2003
Highlights

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud ProjectZone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m including 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000 $ --
no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

POSTE LEMOYNE – UPDATE OF DRILL RESULTS ACQUISITION OF A 100% INTEREST IN THE DIEPPE PROPERTY

POSTE LEMOYNEVirginia Gold Mines Inc. (“Virginia”) and partner Globestar Mining (formerly TGW Corporation) wish to give you an update as of December 31, 2002, on the results of the drill program currently in progress at Poste Lemoyne (partnership 50-50), located in the James Bay region of Québec. The two objectives of this program are to investigate the extensions of the Orfée zone and to test many geophysical anomalies along the structural corridor, which is host to the Orfée zone.Since the last press release (November 6, 2002) eight additional holes (PL02-49 to PL02-56) totalling 2001.5 metres have tested the Orfée zone over 300 metres laterally and at a vertical depth varying from 75 metres to more than 250 metres (see longitudinal and the following table).

Best results were obtained from hole PL02-49, which confirms the continuity of the high-grade zone to a depth of more than 250 metres and also shows the appearance at depth of a second mineralized zone with interesting values (9.45 g/t Au / 2.0 m or 3.90 g/t Au / 5.75 m) approximately 10 metres south of the main zone. Other drill holes have proved the continuity of the low-grade mineralized envelope that edges the richest core of the Orfée zone. Drill results are reported in the following table:

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda or ALS Chemex Chimitec of Val d’Or to determine gold grades by fire assay and gravimetric finishing.

Furthermore, 14 holes – totalling 1784.5 metres – have been drilled over a distance of 2 kilometres along the structural corridor, host to the Orfée zone, to test various geophysical and geological targets (see the following table).

These holes have proved that the hosting corridor remains a fertile, gold-bearing structure outside the Orfée zone as many holes have intersected low-grade mineralized zones over metric to decametric thickness that compare with the low-grade mineralized envelope in the margin of the Orfée zone. Drill results are reported in the following table:

* N.S.V. = No significant value

The drill program was resumed on the Poste Lemoyne property at the beginning of January, with a new phase totalling approximately 2,000 metres. This new phase will allow the testing at depth of the continuity of the Orfée zone and pursue the evaluation of the gold-bearing structural corridor.

ACQUISITION OF THE DIEPPE PROPERTY

Virginia has also acquired Newmont’s 75% interest in the Dieppe property, in return for a token amount of CAD $10, thus bringing to 100% Virginia’s interest in this property. Newmont retains a N.S.R. royalty that will vary between 2% and 3%, in accordance with the gold price. The Dieppe property consists of 107 claims (17 square kilometres) and adjoins the Mines Aurizon project Casa Berardi (production and resources of 3 M ounces Au) located immediately east. The Dieppe property covers a 10-kilometre-long segment of the gold-bearing structure Casa Berardi, between Mines Aurizon’s mining property and the Ontario border, and exhibits very similar geology. The property has been superficially explored in the past; work was mainly concentrated in the first vertical slice of 250 metres. Best drill results include 1.4 g/t Au / 22 m; 0.2 g/t Au / 97.1 m; and 0.3 g/t Au / 22 m. These large, low-grade, mineralized envelopes characterize the environment of Casa Berardi gold deposits.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of more than $10 million, debt free, and with approximately 30 million shares issued and outstanding. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

An exploration budget of more than $6 million is planned for 2003 including $4 million financed by our partners namely BHP Billiton, SOQUEM, Noranda/Novicourt, Placer Dome, Cambior and many other junior companies.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca